Delisting Determination,The Nasdaq Stock Market, LLC,
August 5, 2009, Temecula Valley Bancorp Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock and other securities of Temecula Valley Bancorp Inc.
(the Company), effective at the opening of the trading session on August 17, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100, 5110(b), and IM-5100-1. The Company was
notified of the Staffs determination on July 21, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 30, 2009.